Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics for February 2019

PANAMA CITY, March 13, 2019 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for February 2019:

Operating Data	Feb 2019	Feb 2018	% Change (YOY)	FY 2019	FY 2018	% Change (YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,956.0	1,956.5	0.0%	4,288.8	4,126.7	3.9%
RPM (mm) (2)	1,636.0	1,625.0	0.7%	3,573.2	3,448.6	3.6%
Load Factor (3)	83.6%	83.1%	0.6p.p.	83.3%	83.6%	-0.3p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of February 2019, Copa Holdings' system-wide passenger traffic (RPMs) increased 0.7% year over year, while capacity (ASMs) remained flat. As a result, system load factor for the month was 83.6%, 0.6 percentage points higher than February 2018.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 81 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 106 aircraft: 6 Boeing 737 MAX9s, 82 Boeing 737NGs aircraft and 18 Embraer-190s. For more information visit www.copa.com.

CPA-G

CONTACT:
Raúl Pascual – Panamá
Director – Investor Relations
011 (507) 304-2774